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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO/A
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

Leapnet, Inc.
(Name of Subject Company (Issuer))

SPRI Acquisition Corp.
SPRI, Ltd.
(Names of Filing Persons (Offeror))

Common Stock (Par Value $.01 Per Share)
(Title of Class of Securities)

521864207
(CUSIP Number of Class of Securities)

Donald E. Figliulo, Esq.
Wildman, Harrold, Allen & Dixon
225 West Wacker Drive, Suite 2800
Chicago, Illinois 60606-1229
(312) 201-2000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Persons)

Calculation of Filing Fee

Transaction Valuation*	Amount of filing fee
$9,206,526.85	$1,841.31
*	Estimated for the purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of 4,976,501 shares of Common Stock, par value $0.01 per share (the "Shares" or the "Common Stock"), of Leapnet, Inc., at a purchase price of $1.85 per Share net in cash. Such number of Shares represents the number of outstanding Shares not beneficially owned by SPRI Acquisition Corp. as of December 12, 2001. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.
/x/
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
	Amount previously paid:	$1,841.31
	Form or Registration No.:	005-50191
	Filing party:	SPRI Acquisition Corp., SPRI, Ltd.
	Date filed:	December 13, 2001
/ /	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
/x/	third party tender offer subject to Rule 14d-1.
/ /	issuer tender offer subject to Rule 13e-4.
/x/	going-private transaction subject to Rule 13e-3.
/ /	amendment to Schedule 13D under Rule 13d-2.

        Check the following box if the filing is a final amendment reporting the results of the tender offer: /x/

        This Amendment No. 4 amends and supplements the Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO ("Schedule TO") filed with the Securities and Exchange Commission on December 13, 2001, as amended on January 15, 2002, January 23, 2002 and January 30, 2002 (as amended, the "Schedule TO"), by SPRI, Ltd., a Delaware corporation ("SPRI") and SPRI Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of SPRI (the "Purchaser"). The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of Common Stock, par value $0.01 per share (the "Shares" or the "Common Stock"), of Leapnet, Inc., a Delaware corporation ("Leapnet"), at $1.85 per share net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 13, 2001 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which were previously filed with the Schedule TO as Exhibits (a)(1) and (a)(2), respectively (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Schedule TO and the Offer to Purchase.

Items 6, 8 and 11.

        Items 6, 8 and 11 are hereby amended and supplemented to include the following information:

        The Offer expired at 12:00 Midnight, Eastern Standard Time, on Tuesday, February 5, 2002.

  Based upon information provided by the Depositary, 5,259,285 Shares (including 1,462 Shares subject to guarantees of delivery) have been validly tendered and accepted for payment or contributed to SPRI Acquisition Corp. by Robert and David Figliulo. The shares tendered or contributed collectively represent over 90% of the outstanding shares of Common Stock.

  Subject to satisfaction of the requirements of the Delaware General Corporation Law, at the relevant time, the Purchaser will merge with and into Leapnet, resulting in the Purchaser becoming a wholly- owned subsidiary of SPRI. Any Shares not previously purchased in the tender offer will be converted into the right to receive $1.85 in cash, net to the seller, without interest. A copy of the joint press release, dated February 6, 2002, issued by Leapnet, SPRI and the Purchaser announcing the completion of the tender offer is attached hereto as Exhibit (a)(11) and is incorporated herein by reference.

Item 12.

        Item 12 is hereby supplemented and amended to add the following exhibit:

Exhibit Number	Description
(a)(11)	Text of press release dated February 6, 2002, issued jointly by Leapnet, SPRI and the Purchaser.

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SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SPRI ACQUISITION CORP.
/s/ ROBERT M. FIGLIULO Robert M. Figliulo President
SPRI, LTD.
/s/ ROBERT M. FIGLIULO Robert M. Figliulo President

Date: February 6, 2002

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INDEX TO EXHIBITS

Exhibit Number	Description
(a)(11)	Text of press release dated February 6, 2002, issued jointly by Leapnet, SPRI and the Purchaser.

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  Items 6, 8 and 11.
  Item 12.
SIGNATURE
INDEX TO EXHIBITS